Exhibit 99.11

FORM 51-102F3
MATERIAL CHANGE REPORT
UNDER NATIONAL INSTRUMENT 51-102

Item 1.	Name and Address of Company

Field Trip Health Ltd. (the “Company”) 30 Duncan Street, Suite 401 Toronto, Ontario M5V 2C3

Item 2.	Date of Material Change

March 17, 2021

Item 3.	News Release

News release dated March 17, 2021 was disseminated via GlobeNewswire. Copy of the news release have been filed on SEDAR and is available at www.sedar.com.

Item 4.	Summary of Material Change

On March 17, 2021, the Company announced that it closed its previously announced bought deal short form prospectus offering, including the exercise in full of the underwriters’ over-allotment option (the “Offering”). In connection with the Offering, the Company issued 14,661,499 common shares of the Company (the “Common Shares”) at a price of CAD$6.50 per Common Share, for aggregate gross proceeds of approximately $95 million.

Item 5.	Full Description of Material Change

5.1	Full Description of Material Change

The Offering was conducted by Bloom Burton Securities Inc. (the “Lead Underwriter”), as lead underwriter and sole bookrunner with Stifel GMP and Canaccord Genuity Corp. forming the syndicate of underwriters (together with the Lead Underwriter, the “Underwriters”).

In consideration for their services, the Company paid to the Underwriters a cash commission equal to $4,961,472 and issued to the Underwriters an aggregate of 763,303 compensation warrants (the “Compensation Warrants”). Each Compensation Warrant may be exercised to acquire one Common Share (each, a “Compensation Share”) at an exercise price of $6.50 per Compensation Share until March 17, 2023.

Joseph del Moral, the Chief Executive Officer, Nathan Bryson, Chief Scientific Officer, Donna Wong, Chief Financial Officer, and Paula Amy Hewitt, Vice President and General Counsel (collectively, the “Participating Insiders”), purchased 38,462, 5,831, 7,693, and 3,847 Common Shares in the Offering, respectively, and, as such, the issuance of the Common Shares to such insiders is a “related-party transaction” within the meaning of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”). However, the issuance is exempt from: (i) the valuation requirement of MI 61-101 by virtue of the exemption contained in Section 5.5(a), as the fair market value of the Common Shares does not exceed 25% of the Company’s market capitalization, and (ii) from the minority shareholder approval requirement of MI 61-101 by virtue of the exemption contained in Section 5.7(1)(a) of MI 61- 101, as the fair market value of the Common Shares does not exceed 25% of The Company’s market capitalization. A material change report was not filed by the Company 21 days before the closing of the Offering as the level of insider participation was not known at that time and the Company moved to close the Offering immediately upon satisfaction of all applicable closing conditions. In the view of the Company, this was reasonable in the circumstances because The Company wished to complete the Offering as soon as possible.

Bennett Jones LLP acted as legal advisors to the Company and Borden Ladner Gervais LLP acted as legal advisors to the Underwriters on the Offering.

The Common Shares have not been, nor will they be, registered under the United States Securities Act of 1933, as amended (the “1933 Act”) and may not be offered or sold in the United States or to, or for the account or benefit of, “U.S. persons” (as defined in Regulation S under the 1933 Act) absent registration or an applicable exemption from the registration requirements. The Common Shares may be offered in the United States to Qualified Institutional Buyers (as defined in Rule 144A under the 1933 Act) pursuant to exemptions from the registration requirements under rule 144A of the 1933 Act and to “accredited investors” as such term is defined in Rule 501(a)(1), (2), (3) or (7) of Regulation D promulgated under the 1933 Act. This news release will not constitute an offer to sell or the solicitation of an offer to buy nor will there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

Disclosure Required by MI 61-101

Pursuant to MI 61-101, the Offering constituted a “related party transaction” by virtue of the participation in the Offering by the Participating Insiders.

The following supplementary information is provided in accordance with Section 5.2 of MI 61-101.

(a)	description of the transaction and its material terms:

See Item 4 above for a description of the Offering.

(b)	the purpose and business reasons for the transaction:

The Company completed the Offering in order to acquire additional funds: (i) to progress its FT-104 program into Phase 2; (ii) fund clinic development strategy through to cash flow positive operations; and (iii) for working capital and general corporate purposes.

(c)	the anticipated effect of the transaction on the issuer’s business and affairs:

Other than in relation to the use of proceeds discussed above, the Company does not anticipate any material effect on the Company’s business and affairs as a result of the completion of the Offering.

(d)	a description of:

(i) the interest in the transaction of every interested party and of the related parties and associated entities of the interested parties:

The Participating Insiders, as set out in (d)(ii) below, were issued Common Shares for aggregate for gross proceeds to the Company of $361,614.50.

(ii)

the anticipated effect of the transaction on the percentage of securities of the issuer, or of an affiliated entity of the issuer, beneficially owned or controlled by each person or company referred to in subparagraph (i) for which there would be a material change in that percentage:

Name and Position	Dollar Amount of Common Shares Purchased	Number of Common Shares Purchased	Number of Common Shares held prior to the Offering	Percentage of Issued and Outstanding Common Shares prior to the Offering(1)(2)	Number of Common Shares held following the Offering	Percentage of Issued and Outstanding Common Shares prior to the Offering(1)(2)
Joseph del Moral Chief Executive Officer, Director (via 2360203 Ontario Limited)	$250,003	38,462	5,572,581	Undiluted: 13.07% Diluted: 13.25%	5,611,043	Undiluted: 9.79% Diluted: 9.93%
Nathan Bryson Chief Scientific Officer	$37,901.50	5,831	Nil.	Undiluted: Nil. Diluted: 0.23%	5,831	Undiluted: 0.01% Diluted: 0.53%
Donna Wong Chief Financial Officer	$50,004.50	7,693	Nil.	Undiluted: Nil. Diluted: 0.70%	7,693	Undiluted: 0.01% Diluted: 0.10%
Paula Amy Hewitt Vice President and General Counsel	$23,705.50	3,647	Nil.	Undiluted: Nil. Diluted: 0.23%	3,647	Undiluted: 0.01% Diluted: 0.18%

(1)	Based on 57,291,238 Common Shares issued and outstanding as of the date hereof.
(2)	“Undiluted” means the total number of Common Shares issued and outstanding as of relevant date of calculation; and “Diluted” means on a on a partially diluted-basis as of relevant date of calculation, comprised of the Undiluted figure for a beneficial holder plus any Common Shares which would be issued to that beneficial holder on closing if all convertible securities held such beneficial holder were converted.

(e)

unless this information will be included in another disclosure document for the transaction, a discussion of the review and approval process adopted by the board of directors and the special committee, if any, of the issuer for the transaction, including a discussion of any materially contrary view or abstention by a director and any material disagreement between the board and the special committee:

All of the disinterested members of the board of directors of the Company (the “Board”) unanimously approved the Offering. The interested member of the Board, disclosed their interest to the Company with respect to the part of the Offering in which such director had a disclosable interest.

(f)

a summary in accordance with section 6.5 of MI 61-101, of the formal valuation, if any, obtained for the transaction, unless the formal valuation is included in its entirety in the material change report or will be included in its entirety in another disclosure document for the transaction:

Not applicable.

(g)	disclosure, in accordance with section 6.8 of MI 61-101, of every prior valuation in respect of the issuer that related to the subject matter of or is otherwise relevant to the transaction:

	(i)	that has been made in the 24 months before the date of the material change report:

Not applicable.

	(ii)	the existence of which is known, after reasonable enquiry, to the issuer or to any director or officer of the issuer:

Not applicable.

(h)

the general nature and material terms of any agreement entered into by the issuer, or a related party of the issuer, with an interested party or a joint actor with an interested party, in connection with the transaction:

Not applicable.

(i)

disclosure of the formal valuation and minority approval exemptions, if any, on which the issuer is relying under sections 5.5 and 5.7 of MI 61-101 respectively, and the facts supporting reliance on the exemptions:

The Offering is exempt from the formal valuation requirement and minority shareholder approval requirement of MI 61-101 by virtue of the exemption contained in Section 5.5(a) and 5.7(1)(a) thereof, respectively, as the fair market value of the Common Shares does not exceed 25% of the Company’s market capitalization as at the applicable date specified in MI 61-101.

As this material change report was filed following the closing of the Offering (and therefore less than 21 days before the closing of the Offering), there is a requirement under MI 61-101 to explain why the shorter period is reasonable or necessary in the circumstances. A material change report was not filed by the Company 21 days before the closing of the Offering as the level of insider participation was not known at that time and the Company moved to close the Offering immediately upon satisfaction of all applicable closing conditions. In the view of the Company, this was reasonable in the circumstances because the Company wished to complete the Offering as soon as practicable.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

For further information, please contact: Paula Amy Hewitt Vice President, General Counsel and Corporate Secretary Telephone: (416) 617-6277

Item 9.	Date of Report

March 22, 2021